Exhibit 99.1

Explanation of Responses:

(1)	On July 27, 2018 prior to the market open, pursuant to that certain Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among the Issuer, the Reporting Person and the other parties named therein, the Reporting Person exchanged each share of Common Stock owned by it for one share of Class B Stock. In the event that the Agreement and Plan of Merger, dated as of March 26, 2018 (as amended on June 25, 2018, and as it may be further amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and the Issuer is terminated in accordance with its terms prior to the time at which the amendment and restatement of the Issuer’s Certificate of Incorporation is filed with and accepted by the Secretary of State of the State of Delaware pursuant to the terms of the Merger Agreement, then each share of Class B Stock shall be automatically, without action by the Issuer or any holder, converted into one fully paid and non-assessable share of Common Stock, without the payment of any accrued and unpaid dividends.